

News Release
B2Gold Reports Record 2018 Annual Gold Production of 953,504 Oz & Gold Revenues of $1.2 B;
Forecast Annual Cash Flows from Operations of $450 M;
2019 Forecast Gold Production of 935,000 - 975,000 Oz

Vancouver, January 16, 2019 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce record annual gold production and gold revenues for 2018, gold production and gold revenues for the fourth quarter of 2018, and 2019 annual production and cost guidance. All dollar figures are in United States dollars unless otherwise indicated.

2018 Full-Year Highlights

- Record annual consolidated gold production, of 953,504 ounces of gold, near the top end of the revised guidance range (of between 920,000 and 960,000 ounces) and exceeding the upper end of the original guidance range (of between 910,000 and 950,000 ounces), a significant increase of 322,939 ounces (51%) over the prior-year; marking the tenth consecutive year that B2Gold achieved record annual consolidated gold production

- Record annual consolidated gold revenue of $1.2 billion, a dramatic increase of 92% ($586 million) over 2017

- Annual consolidated cash flows from operating activities projected to increase to a record of approximately $450 million in 2018 (2017 - $155 million)

- The new Fekola Mine in Mali, in its first full-year of commercial production, continued to significantly outperform expectations, with gold production of 439,068 ounces, exceeding the upper limit of its already increased guidance range (of between 420,000 and 430,000 ounces)

- The Masbate Mine in the Philippines achieved record annual gold production of 216,498 ounces, exceeding the upper limit of its already increased guidance range (of between 200,000 and 210,000 ounces)

- On October 1, 2018, the Company repaid in full its $259 million aggregate principal amount of convertible senior subordinated notes on maturity; and by year-end the Company had reduced its total debt outstanding to approximately $480 million from $700 million at the beginning of the year

- On October 25, 2018, the Company announced a substantial increase in the gold mineral resource estimate for the Fekola Mine and positive results from the ongoing Fekola Mill Expansion Study

- In October 2018, the Company was granted the mine permit for the Limon Central Pit in Nicaragua and announced positive results from the Expansion Study at El Limon Mine

- Looking forward, B2Gold remains well positioned for continued strong operational and financial performance with production guidance of between 935,000 and 975,000 ounces of gold for 2019 with forecast cash operating costs *(see "Non-IFRS Measures")* of between $520 and $560 per ounce and

all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* of between $835 and $875 per ounce (a budgeted increase in AISC of 6% over 2018 guidance); In addition, the Company will focus on organic growth through the expansion potential at existing mines, and at its exploration and development projects

2018 Operating Results

For B2Gold, 2018 was a year of transformational growth, highlighted by the first full-year of commercial production from its new large low-cost Fekola Mine in Mali (which had achieved commercial production on November 30, 2017) and record annual production from its Masbate Mine in the Philippines. For the tenth straight consecutive year, B2Gold achieved record annual consolidated gold production.

For full-year 2018, B2Gold's consolidated production was an annual record of 953,504 ounces of gold, near the top end of the revised guidance range (of between 920,000 and 960,000 ounces) and exceeding the upper end of the original guidance range (of between 910,000 and 950,000 ounces). Consolidated gold production for the year dramatically increased by 322,939 ounces (51%) compared to 2017. The new Fekola Mine continued to outperform expectations and exceeded the upper limit of its already increased production guidance range (of between 420,000 and 430,000 ounces) with gold production of 439,068 ounces in 2018. The Masbate Mine achieved another very strong year in 2018, producing an annual record 216,498 ounces of gold, and also exceeded the upper limit of its already increased production guidance range (of between 200,000 to 210,000 ounces). In addition, the Otjikoto Mine in Namibia had another solid year in 2018, producing 167,346 ounces of gold, above the mid-point of its production guidance range (of between 160,000 and 170,000 ounces). The strong operational performances by the Fekola, Masbate and Otjikoto mines more than offset production shortfalls relating to the Company's La Libertad and El Limon mines in Nicaragua (which represent 14% of the Company's 2018 consolidated gold production), whose operations have been negatively affected by consequences related to the national political unrest in that country.

In the fourth quarter of 2018, B2Gold's consolidated gold production was 231,687 ounces, slightly exceeding reforecast production and approximately in-line with the original budget. In the fourth quarter of 2017, including 72,903 ounces of pre-commercial production from Fekola, consolidated gold production was 240,753 ounces.

For full-year 2018, the Company expects to be at the lower end of its cost guidance ranges for consolidated cash operating costs of between $505 and $550 per ounce and consolidated AISC of between $780 and $830 per ounce. B2Gold will release its 2018 year-end consolidated financial statements after the North American markets close on March 12, 2019. Details of the consolidated cash operating costs per ounce and AISC per ounce will also be released at that time.

With the first full-year of gold production in 2018 from the Fekola Mine and the continued out-performance of the Masbate Mine, the resulting significant increase in gold production levels combined with low operating costs have dramatically increased B2Gold's production, revenues, cash from operations and free cash flows with ongoing benefits expected to continue for many years, based on current assumptions. For full-year 2018, the Company is projecting cash flow from operations of approximately $450 million. In 2017, cash flow from operations was $155 million.

Based on its strong financial results, the Company has been reducing its total debt outstanding throughout the course of 2018. The Company started 2018 with total debt outstanding of approximately $700 million (comprised of the drawn portion of the Revolving Credit Facility, convertible notes and equipment loans and leases). The Company has reduced its total debt outstanding to approximately $480 million by December 31, 2018 (including approximately $80 million in equipment loan financing), a reduction of $220 million for the year.

Mine-by-mine gold production in the fourth quarter and full-year 2018 was as follows (presented on a 100% basis):

Mine	Q4 2018 Gold Production (ounces)	Full-year 2018 Gold Production (ounces)	Revised Annual Guidance Gold Production (ounces)	Original Annual Guidance Gold Production (ounces)
Fekola	105,280	439,068	420,000 - 430,000	400,000 - 410,000
Masbate	51,555	216,498	200,000 - 210,000	180,000 - 190,000
Otjikoto	44,766	167,346	160,000 - 170,000	160,000 - 170,000
La Libertad	18,193	80,963	90,000 - 95,000	115,000 - 120,000
El Limon	11,893	49,629	50,000 - 55,000	55,000 - 60,000
B2Gold Consolidated	**231,687**	**953,504**	**920,000 - 960,000**	**910,000 - 950,000**

Fekola Gold Mine - Mali

In its first full-year of commercial production (after achieving commercial production on November 30, 2017), the new Fekola Mine in Mali continued to significantly outperform expectations, running above plan on mill throughput and recoveries. This resulted in Fekola exceeding the upper limit of its already increased guidance range (of between 420,000 and 430,000 ounces) with gold production of 439,068 ounces in 2018. Mill throughput was 5.6 million tonnes for the full-year, 12% above the budget of 5.0 million tonnes per annum ("Mtpa"). The mill began running higher throughput during the second-half of the year after determining additional capacity of up to 6 million Mtpa was available from a detailed plant study. Mill gold recoveries averaged 94.7% (compared to budget of 92.7%) and continue to remain above design predictions over a broad range of ore types. It is expected that the recoveries will continue to be within the range of design (92.7%) and observed (94.7%) recoveries. The average grade processed was 2.58 grams per tonne ("g/t"), below budget of 2.69 g/t as the higher than budgeted tonnage processed consisted of medium and low-grade ore. Completion of limited medium and low-grade ore campaigns in the third and fourth quarter, confirmed that the Fekola mill recoveries continue to remain above design predictions over a broad range of ore types. The resource model continues to perform as expected compared to actual mined grade and tonnage.

For the fourth quarter 2018, the Fekola Mine produced 105,280 ounces of gold, 16% (14,509 ounces) above original budget. In the fourth quarter of 2017, the Fekola Mine produced 105,110 ounces of gold (including 72,903 ounces of pre-commercial production). To-date (since the commencement of ore processing began in September 2017 to December 31, 2018), gold production from the Fekola Mine totaled 550,518 ounces

(including 79,243 ounces of pre-commercial production), exceeding original budget by 22% (99,995 ounces).

For full-year 2018, Fekola's cash operating costs are forecast to be at or below the low end of its guidance range of between $345 and $390 per ounce and AISC are expected to be at or below the low-end of its guidance range of between $575 and $625 per ounce.

Masbate Gold Mine – the Philippines

The Masbate Mine in the Philippines achieved another year of out-performance in 2018, producing an annual record 216,498 ounces of gold, exceeding the upper limit of its already increased guidance range (of between 200,000 to 210,000 ounces). Gold production for the year also increased by 7% (14,030 ounces) over 2017. Gold production was significantly higher than original budget (by 20% or 35,510 ounces) as mill throughput, recoveries and grade all exceeded budget. This resulted mainly from higher than expected oxide ore tonnage and grade from the Colorado Pit. Oxide ore represented 58% of the processed tonnage for the year versus budget of 29%. Mill throughput was 7.0 million tonnes (compared to budget of 6.8 million tonnes and 7.0 million tonnes in 2017) and gold recoveries averaged 75.2% (compared to budget of 65.9% and 76.0% in 2017). The average grade processed was 1.29 g/t (compared to budget of 1.26 g/t and 1.19 g/t in 2017).

For the fourth quarter 2018, the Masbate Mine produced 51,555 ounces of gold, 13% (5,871 ounces) above original budget.

Based on Masbate's strong performance, 2018 cost guidance was favourably revised lower in the third quarter of 2018. For full-year 2018, Masbate's cash operating costs are now expected to be at the low end of the reforecast guidance range of between $545 and $595 per ounce (original guidance was between $675 to $720 per ounce) and AISC are also expected to be at the low end of the reforecast guidance range of between $780 and $830 per ounce (original guidance was between $875 to $925 per ounce).

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also had another solid year in 2018, producing 167,346 ounces of gold, above the mid-point of its guidance range (of between 160,000 and 170,000 ounces). Otjikoto's production for the year resulted from processing 3.4 million tonnes (compared to budget of 3.3 million tonnes and 3.5 million tonnes in 2017) at an average grade of 1.53 g/t (compared to budget of 1.57 g/t and 1.73 g/t in 2017) and average gold recoveries of 98.7% (compared to budget of 98.0% and 98.6% in 2017). Compared to the prior-year, gold production was lower by 13% (24,188 ounces), as planned, due to a negligible amount of Wolfshag ore being mined in 2018 while Phase 2 of the Wolfshag Pit is being developed. Higher grade ore production is planned to resume from the Wolfshag Pit in late 2019.

For the fourth quarter 2018, the Otjikoto Mine produced 44,766 ounces of gold, approximately in-line with budget. Compared to the prior-year quarter, gold production was lower by 15% (7,680 ounces), as planned, due to a negligible amount of Wolfshag ore being mined in 2018.

For full-year 2018, Otjikoto's cash operating costs are forecast to be within its guidance range of between $480 and $525 per ounce and AISC are forecast to be at the upper end of the guidance range of between $700 and $750 per ounce.

La Libertad Gold Mine - Nicaragua

During 2018, consequences of the political and social unrest in Nicaragua negatively impacted the Company's Nicaraguan operations in a number of ways. In 2018, La Libertad Mine produced 80,963 ounces of gold (Q4 2018 – 18,193 ounces), below the low end of its revised guidance range (of between 90,000 and 95,000 ounces). La Libertad's 2018 production of 80,963 ounces of gold represents 8% of the Company's 2018 consolidated gold production.

As a result of national political unrest in 2018, development of the Jabali Antenna underground project had been temporarily suspended, resulting in flooding of the underground workings. The subsequent underground mine dewatering was completed in mid-August and ramp development recommenced. Mine development in the fourth quarter of 2018 extended access to three mining areas, Zones 1, 2 and 3 in the central and eastern areas of the mine. Ore production from Jabali Antenna underground consisted only of development ore in the fourth quarter, with ore production from stopes in Zone 1 and Zone 2 anticipated in the first quarter of 2019. In addition, the mine permit for the new Jabali Antenna Pit continues to be delayed (production had been budgeted to start from the Jabali Antenna Pit in the third quarter of 2018). However, progress has been made in key steps toward achieving a mine permit. The Company now anticipates receiving the permit in time to start production from the pit in the second-half of 2019. Mine permits are now in place for all other open pit and underground operations at La Libertad.

As a result of the Jabali Antenna delays discussed above, the planned mill feed for the year of higher grade open-pit and underground ore was replaced with lower-grade spent ore. The resulting head grade for the year was 1.19 g/t versus a budget of 1.76 g/t.

In light of La Libertad's underperformance, its 2018 cost guidance was revised higher in the third quarter of 2018. For full-year 2018, La Libertad's cash operating costs were reforecast to be between $855 and $905 per ounce (original guidance was between $745 to $790 per ounce) and AISC were reforecast to be between $1,160 and $1,210 per ounce (original guidance was between $1,050 to $1,100 per ounce). As a result of the lower than expected production in the fourth quarter of 2018, the Company now expects that La Libertad will be at or slightly above the upper end of its cost guidance ranges.

El Limon Gold Mine - Nicaragua

El Limon Mine in Nicaragua produced 49,629 ounces of gold in 2018 (Q4 2018 – 11,893 ounces), near the low end of its revised guidance range (of between 50,000 and 55,000 ounces). El Limon's 2018 production of 49,629 ounces of gold represents 5% of the Company's 2018 consolidated gold production. Gold production at El Limon was also affected by the national political unrest, resulting in delays for the receipt of required permits for explosives and other shipments. However, in the fourth quarter of 2018, mining operations at El Limon returned to budgeted (normal) production rates, and development of the new Limon Central pit commenced. In June 2018, El Limon's gold production was also impacted by illegal road

blockades. The blockades were related to local employment issues for the community and were resolved through dialogue with a newly developed community stakeholder committee to ensure local concerns were addressed.

In light of El Limon's underperformance, its 2018 cost guidance was revised higher in the third quarter of 2018. For full-year 2018, El Limon's cash operating costs are reforecast to be at or slightly above the upper end of the guidance range of between $850 to $900 per ounce (original guidance was between $700 to $750 per ounce) and AISC are also reforecast to be at the upper end of the revised guidance range of between $1,385 to $1,435 per ounce (original guidance was between $1,135 to $1,185 per ounce).

Gold Revenue

For the full-year 2018, consolidated gold revenue was a record $1.2 billion on record sales of 970,409 ounces at an average price of $1,262 per ounce compared to $639 million (excluding $101 million of pre-commercial sales from Fekola) on sales of 510,966 ounces at an average price of $1,250 per ounce in 2017. This significant increase in gold revenue of 92% ($586 million) was attributable to the higher gold production and timing of gold sales, relating to the sale of gold bullion and in-circuit inventories included in opening inventories at the beginning of the year. In 2017, for accounting purposes, gold revenue earned net of related production costs from the sale of pre-commercial production were credited to Fekola's mineral property development costs.

For the fourth quarter of 2018, consolidated gold revenue was $272 million on sales of 221,307 ounces at an average price of $1,230 per ounce compared to $174 million on sales of 137,695 ounces at an average price of $1,264 per ounce in the fourth quarter of 2017. The 2017 results exclude $101 million of revenue from the sale of 79,243 ounces of pre-commercial production from Fekola.

2019 Production Outlook and Cost Guidance

In 2019, B2Gold remains well positioned for continued strong operational and financial performance with consolidated gold production forecast to be in the range of between 935,000 and 975,000 ounces.

Consolidated cash costs are projected to remain low in 2019 with cash operating costs forecast to be between $520 and $560 per ounce (2018 guidance was between $505 and $550 per ounce) and AISC forecast to be between $835 and $875 per ounce (2018 guidance was between $780 and $830 per ounce). The budgeted 6% increase in AISC per ounce over 2018 guidance, mainly relates to slightly higher forecast cash operating costs and higher expected pre-stripping sustaining capital costs at Otjikoto.

If a gold price assumption of $1,250 per ounce is used, the Company expects to generate cash flow from operations of approximately $360 million in 2019.

Mine-by-mine 2019 ranges for forecast gold production, cash operating costs per ounce and AISC per ounce are presented in the following tables below (presented on a 100% basis). Consolidated gold production, cash operating costs per ounce and AISC per ounce are all forecast to vary through the year. Consolidated gold production is expected to be weighted towards the second-half of 2019 (approximately 14% higher

than the first-half), reflecting the development of open pits in the first-half of the year and subsequent ore production from those pits in the second-half. Consolidated cash operating costs are expected to be approximately 9% lower and AISC are expected to be approximately 21% lower, respectively, in the second-half of 2019 versus the first-half of the year.

Mine	H1 2019 Forecast Gold Production (ounces)	H2 2019 Forecast Gold Production (ounces)	Full-year 2019 Forecast Gold Production (ounces)
Fekola	205,000 - 210,000	215,000 - 220,000	420,000 - 430,000
Masbate	100,000 - 105,000	100,000 - 105,000	200,000 - 210,000
Otjikoto	66,000 - 71,000	99,000 - 104,000	165,000 - 175,000
La Libertad	43,000 - 45,000	52,000 - 55,000	95,000 - 100,000
El Limon	22,000 - 25,000	33,000 - 35,000	55,000 - 60,000
B2Gold Consolidated	**436,000 - 456,000**	**499,000 - 519,000**	**935,000 - 975,000**

Mine	Full-year 2019 Forecast Cash Operating Costs ($ per ounce)	Full-year 2019 Forecast AISC ($ per ounce)
Fekola	$370 - $410	$625 - $665
Masbate	$625 - $665	$860 - $900
Otjikoto	$520 - $560	$905 - $945
La Libertad	$840 - $880	$1,150 - $1,190
El Limon	$720 - $760	$1,005 - $1,045
B2Gold Consolidated	**$520 - $560**	**$835 - $875**

Fekola Gold Mine - Mali

In 2019, the Fekola Mine is expected to produce between 420,000 and 430,000 ounces of gold at cash operating costs of between $370 and $410 per ounce and AISC of between $625 and $665 per ounce. Gold production is scheduled to be weighted towards the second-half of the year (as new high-grade ore production from Phase 4 of the Fekola Pit is scheduled to begin in the second-half of 2019). The budgeted 7% increase in AISC over 2018 revised guidance, mainly reflects both higher labour costs (as workers transition to permanent positions) and capital expenditures for mobile equipment rebuilds/purchases. Fekola's AISC per ounce are forecast to decrease in the second-half of 2019 compared to the first-half of the year, mainly due to higher expected gold production in the second-half and the timing of budgeted capital expenditures.

In 2019, the Fekola Mine is budgeted to process a total of 5.75 million tonnes of ore at an average grade of 2.44 g/t and process gold recovery of 94%.

Sustaining capital costs in 2019 at the Fekola Mine are budgeted to total $48 million, including $27 million for pre-stripping, $12 million for mobile equipment rebuilds and $5 million for processing improvements.

Non-sustaining capital costs total $10 million, including $5 million to complete the relocation of the Fadougou village.

In October 2018, B2Gold announced *(see news release dated 10/25/2018)* a substantial increase in the Mineral Resource estimate for the Fekola Mine and positive results from the ongoing Fekola mill expansion study. The new increased Mineral Resource and the positive results, to date, from the Fekola mill expansion study indicate the potential to increase mill throughput tonnage and increase annual gold production from Fekola with moderate capital expenditure. Based on approximately 192,000 metres of exploration drilling in 928 drill holes (including 70,877 metres in 294 holes drilled by B2Gold since June 2014), B2Gold reported an updated Indicated Mineral Resource estimate of 92,810,000 tonnes at 1.92 g/t gold, for a total of 5,730,000 ounces of gold, and an Inferred Mineral Resource estimate of 26,500,000 tonnes at 1.61 g/t gold, for a total of 1,370,000 ounces of gold, for the Fekola Mine. Mineral Resources were reported within a pit shell using a $1,400 per ounce gold price and above a cut-off of 0.6 g/t gold. Probable Reserves at the start of production at Fekola were 49.2 million tonnes at 2.35 g/t gold containing 3.7 million ounces. These initial reserves (less material mined to December 31, 2017) are contained within the updated resource. In addition, pit shells were run using a gold price of $1,250 per ounce and demonstrate Fekola's resiliency to lower gold prices. The Indicated Mineral Resource contains 90,670,000 tonnes at 1.94 g/t gold for a total of 5,667,000 ounces of gold, and the Inferred Mineral Resource of 16,620,000 tonnes at 1.58 g/t gold containing 844,000 ounces of gold.

The new Mineral Resource is contiguous to the north of the current Fekola reserve pit boundary and extends the resource pit boundary 1.2 km to the north. Exploration drill results further north of the new resource pit boundary demonstrate that gold mineralization continues to the north, and remains open, indicating the potential to further expand Mineral Resources with additional drilling. As outlined in the exploration section below, infill drilling of approximately 25,000 metres of diamond drilling has commenced in 2019 with a goal to convert inferred resources to indicated resources. These and previous drill results will be utilized to calculate new probable mineral reserves for the extended Fekola deposit.

The Company recently completed a preliminary Fekola expansion study to evaluate the potential to expand the Fekola mine and mill from the base case of 6 Mtpa of ore throughput to 7.5 Mtpa. The results of the preliminary study indicate robust economics for the 7.5 Mtpa expansion case with estimated process capital costs of $50 million. Given the additional capacity of the Fekola primary crusher and SAG mill and other process systems, the study demonstrated that the 7.5 Mtpa upside can be achieved with an upgrade of the ball mill circuit as well as other equipment upgrades.

Based on the positive results of the preliminary Fekola expansion study the Company has contracted Whittle Consulting to work together with the Company's technical teams to conduct a study to optimize the Fekola expansion. The study will evaluate many aspects of potential optimization including mining production rates, pit and phase scheduling, dynamic cut-off grades, ore stockpiling, blending, and dynamic processing throughput and recovery. In addition, the study will examine various processing throughput scenarios to maximize project net present value, and the results will guide mining equipment, mill expansion, and project schedule decisions. The results of the optimized Fekola expansion study are expected to be released by the end of the first quarter of 2019. Additionally, the Company will commence work on the Front End Engineering and Design (FEED) for the expansion.

Masbate Gold Mine - the Philippines

In 2019, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold, primarily from the Main Vein Pit, at cash operating costs of between $625 and $665 per ounce and AISC of between $860 and $900 per ounce. The budgeted 9% increase in AISC over 2018 revised guidance, mainly reflects higher forecast heavy fuel oil ("HFO") prices and the anticipated processing of lower grade ore in 2019. Masbate's AISC per ounce are forecast to decrease in the second-half of 2019 compared to the first-half of the year, mainly due to the timing of budgeted capital expenditures.

In 2019, Masbate is budgeted to process a total of 8.0 million tonnes of ore at an average grade of 1.07 g/t and process gold recovery of 75.2%.

Sustaining capital costs in 2019 at the Masbate Mine are budgeted to total $29 million, including $9 million for pre-stripping, $6 million for processing spares and improvements, and $2 million for mobile fleet rebuilds. Non-sustaining capital costs are budgeted to total $9 million.

The Masbate expansion project for the upgrade of the processing plant to 8.0 million tonnes per year remains on track for completion in early 2019. The upgrade, which is being conducted by B2Gold's in-house team, primarily consists of adding a third ball mill and upgrading the existing crushing circuit. Construction is now basically complete, dry commissioning has commenced and feed through the new mill is expected before the end of January 2019 (approximately 3 months ahead of schedule). With the expansion online, Masbate's annual gold production is projected to be near 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold in 2019, primarily from the Otjikoto Pit, at cash operating costs of between $520 and $560 per ounce and AISC of between $905 and $945 per ounce. Gold production is scheduled to be significantly weighted towards the second-half of the year (as a higher-grade zone of the Otjikoto Pit is forecast to be processed in the third quarter of 2019 and high-grade ore production from Phase 2 of the Wolfshag Pit is scheduled to begin in late 2019). The budgeted 28% increase in AISC over 2018 guidance, mainly reflects higher budgeted HFO and diesel prices, increased budgeted mining tonnage and higher expected pre-stripping sustaining capital costs. Otjikoto's AISC per ounce are forecast to significantly decrease in the second-half of 2019 compared to the first-half of the year, mainly due to higher expected gold production in the second-half and the timing of budgeted pre-stripping costs and equipment rebuilds which are expected to be incurred mostly in the first-half of 2019.

In 2019, Otjikoto is budgeted to process a total of 3.4 million tonnes of ore at an average grade of 1.57 g/t and process gold recovery of 98%.

Sustaining capital costs in 2019 at the Otjikoto Mine are budgeted to total $51 million, including $33 million for pre-stripping (relating to Phase 2 and 3 of the Wolfshag Pit), $7 million for mobile equipment rebuilds, and $4 million to rebuild power plant equipment. There is no non-sustaining capital budgeted for Otjikoto in 2019.

La Libertad Gold Mine - Nicaragua

La Libertad Mine is expected to produce between 95,000 and 100,000 ounces of gold in 2019 at cash operating costs of between $840 and $880 per ounce and AISC of between $1,150 and $1,190 per ounce. La Libertad's production forecast assumes that production will start from the new Jabali Antenna Pit in the second-half of 2019 (dependent upon the successful completion of resettlement activities and receipt of the remaining mining permits). Consequently, La Libertad's gold production is forecast to be weighted towards the second-half of the year. La Libertad's AISC per ounce are forecast to significantly decrease in the second-half of 2019 compared to the first-half of the year, mainly due to higher expected gold production in the second-half and capital expenditures relating to the tailings storage facility lift which are all expected to be incurred in the first-half of 2019.

In 2019, La Libertad is budgeted to process a total of 2.3 million tonnes of ore at an average grade of 1.42 g/t and process gold recovery of 94%.

Sustaining capital costs for La Libertad are planned to total $24 million, including $11 million for the last raise of the tailings storage facility and $4 million for underground development. There is no non-sustaining capital budgeted for Libertad in 2019.

El Limon Gold Mine - Nicaragua

In 2019, El Limon is expected to produce between 55,000 and 60,000 ounces of gold at cash operating costs of between $720 and $760 per ounce and AISC of between $1,005 and $1,045 per ounce. Gold production is scheduled to be weighted towards the second-half of the year, as high-grade ore production from the new Limon Central Pit is scheduled to commence at the beginning of the second-half of 2019. El Limon's AISC per ounce are forecast to significantly decrease in the second-half of 2019 compared to the first-half of the year, mainly due to higher expected gold production in the second-half and the timing of capital expenditures.

El Limon Mine is budgeted to process 0.5 million tonnes of ore at an average grade of 4.04 g/t gold with gold recoveries averaging 90.9%.

Sustaining capital costs for El Limon are budgeted to total $8 million in 2019, including $6 million in underground development and $1 million in processing spares and equipment. Non-sustaining capital is budgeted to total $23 million, including $20 million for pre-stripping costs for the Limon Central Pit and $2 million for processing plant improvements.

In February 2018, the Company announced a positive initial open-pit Inferred Mineral Resource at the newly discovered El Limon Central zone at El Limon property in Nicaragua of 5,130,000 tonnes at a grade

of 4.92 g/t of gold containing 812,000 ounces of gold *(see news release dated 02/23/2018)*. This resource has provided the open-pit resources for the expansion study. Total Inferred Mineral Resources from underground and open-pit sources included in this study consist of approximately 6.0 million tonnes at a grade of 4.3 g/t, containing approximately 829,000 ounces. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In October 2018, the Company announced *(see news release dated 10/22/2018)* positive results of an expansion study for El Limon Mine and that the Company had signed a renewed two-year Collective Agreement with the labour unions. The expansion study was conducted as a preliminary economic assessment to evaluate the life-of-mine options for combining the remaining underground Inferred Mineral Resources with the new El Limon Central zone open-pit Inferred Mineral Resource. The results of this study recommend the expansion of the existing plant from 485,000 tonnes per annum ("tpa") to 600,000 tpa and addition of a third stage of milling to achieve a fine grind. The result would be a much longer mine life with significantly higher gold production and lower cash operating costs and AISC. The third stage of milling also allows for the reprocessing of old tailings at the end of the mine life. Estimated expansion capital costs over a period of approximately 16 months for plant upgrades and expansions were reported as approximately $35 million.

Positive drilling results continue to expand El Limon Central zone to the north, indicating the potential to expand the Mineral Resources. The zone is also open to depth, indicating the potential to mine ore from underground in El Limon Central area once open-pit mining is completed.

B2Gold's technical team is currently updating El Limon Inferred Mineral Resource to include recent additional drilling results and conducting mine optimization studies with a view to potentially further improve the positive economics for El Limon expansion. These studies are expected to be completed in the first quarter of 2019. In the meantime, B2Gold has allocated approximately $2 million of capital in the 2019 budget towards the expansion to ensure that the mill can continue to process 500,000 tonnes per annum with the harder Limon Central ore included.

2019 Exploration Guidance

Following a very successful year for exploration in 2018, B2Gold is planning another year of aggressive exploration in 2019 with a budget of approximately $43 million. Exploration will focus mainly on West Africa and around the mines. The Company has also allocated approximately $7 million for other grass roots exploration programs.

West African Exploration

2019 will see approximately $21 million being spent on exploration in Mali, Burkina Faso and Ghana.

Exploration on the licenses in Mali will see expenditures of $18 million. In 2019, the Company plans to continue its successful drilling to convert Fekola's Inferred Resources to Indicated, and further explore through drilling the potential to the north and west of Fekola. In addition, the new Cardinal target, located less than 1 km west of the Fekola Pit, will also be further drill-tested.

In 2019, the Company has also budgeted $3 million for 14,000 metres of RC and diamond drilling on the Anaconda zones, located approximately 20 km from Fekola, to further drill mineralized sulphide targets, below the shallow oxidized saprolite zones where previous drilling has intersected good grade mineralization. In June 2017, the Company released an Inferred Mineral Resource estimate containing 767,000 ounces of gold at 1.1 g/t at Anaconda in the saprolite mineralization. Additional metallurgical testwork and engineering studies are being carried out on Anaconda towards evaluating the potential for a stand-alone oxide mine.

In Burkina Faso, the 2019 exploration budget is $3 million for the Toega prospect and the Kiaka Regional district. Continued exploration drilling of 6,000 metres of RC drilling will be focused on expanding the Toega resource and test regional targets around the Toega and Kiaka deposits. An initial Inferred Resource estimate for Toega, released in early 2018, totaled 17.53 million tonnes at 2.01 g/t containing 1.13 million ounces.

Nicaragua Exploration

El Limon's exploration budget for 2019 is approximately $3 million for a total of 3,300 metres of planned diamond drilling. The program will focus on drilling the northern extension of the El Limon Central zone and other targets identified on the property. The El Limon Central zone is also open at depth, indicating the potential to mine ore from underground in El Limon Central area once open-pit mining is completed.

La Libertad's exploration budget for 2019 is approximately $3 million for a total of 3,400 metres of planned diamond drilling, to test several identified regional surface targets.

Masbate Gold Mine - the Philippines

The Masbate exploration budget for 2019 is approximately $4 million including 12,400 metres of diamond drilling. The program will include brownfields drilling to upgrade resources within the mine license and drilling on identified exploration targets within the mine area.

Namibia Exploration

The total exploration budget for Namibia in 2019 is $5 million. Exploration in 2019 will include 17,000 metres of diamond drilling and 4,000 metres of RAB drilling split between the Otjikoto Project and the Ondundu joint venture, located approximately 200 km southwest of Otjikoto. The majority of the diamond drilling will be testing down plunge of the Otjikoto and Wolfshag open pits.

Other Greenfield Exploration

Given B2Gold's exploration teams successful discovery history, the Company has budgeted $7 million for greenfield exploration opportunities internationally in 2019, as it continues to pursue grass roots exploration discoveries through property acquisitions and joint ventures with junior exploration companies.

Gramalote Joint Venture Update – Colombia

The Gramalote property is an AngloGold Ashanti Ltd. ("AngloGold Ashanti") - B2Gold joint venture, with AngloGold Ashanti as the operator. The Mineral Resource model for Gramalote Ridge has recently been redone by AngloGold Ashanti using additional information and some key reinterpretations. The new model indicates the potential for a better grade resource that could result in improved project economics. B2Gold is in the process of reviewing this new model, and a third-party audit has commenced and is scheduled to be completed before the end of February 2019. Final budgets, schedules and work plans for advancing Gramalote will be developed once the Mineral Resource has been finalized and the updated audited project economics are available.

Outlook

Looking forward, the Company will remain focused on maximizing cash flows by continuing its impressive operational and financial performance from existing mines. In addition, the Company will balance its ongoing program of debt reduction with pursuing expansion opportunities at existing operations. The Company will continue with aggressive exploration and development programs to unlock the ultimate potential of its existing portfolio of properties. In 2019, B2Gold will also continue to pursue grass roots exploration targets through property acquisitions and joint ventures.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

Qualified Persons

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this news release.

Dale Craig, Vice President of Operations at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to El Limon development contained in this news release.

John Rajala, Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to Fekola expansion studies.

Fourth Quarter and Year-End 2018 Financial Results – Conference Call Details

B2Gold will release its fourth quarter and year-end 2018 financial results after the North American markets close on Tuesday, March 12, 2019.

B2Gold executives will host a conference call to discuss the results on **Wednesday, March 13, 2019**, at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time, or you may listen to the call via webcast by clicking here: https://www.investornetwork.com/event/presentation/42081. A playback version will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 2594969).

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect the total production at the mines B2Gold operates on a 100% basis. Please see in conjunction our Annual Information Form, dated March 23, 2018, and our Management Discussion and Analysis dated November 6, 2018 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and AISC, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades or sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold remaining well positioned for continued strong performance; the ongoing benefits of the significant increase in gold production levels combined with low operating

costs being expected continue for many years, based on current assumptions; the range of expected recoveries at the Fekola Gold Mine; high grade stockpiles being scheduled for processing in 2019 at the Fekola Gold Mine; higher grade production being planned to resume from the Wolfshag Pit at the Otjikoto Gold Mine in late 2019; ore production from stopes in Zone 1 and Zone 2 at La Libertad Gold Mine being anticipated in the first quarter of 2019; B2Gold anticipating receiving the permit in time to start production from the Jabali Antenna Pit in the second-half of 2019; a higher proportion of low-grade ore being expected to be processed as a result of the Masbate plant expansion and a higher throughout being expected at Fekola; consolidated gold production being expected to be weighted towards the second-half of 2019; new high-grade ore production from Phase 4 of the Fekola Pit being scheduled to begin in the second-half of 2019; the Fekola expansion study being focused on expanding mill throughput to 7.5 Mtpa, and the economics of such case being compared to a baseline throughput of 6.0 Mtpa; the 7.5 Mtpa throughput being achieved with an upgrade of the existing ball mill circuit; additional process equipment upgrades being required at Fekola, and such being determined in the expansion study along with capital and operating cost estimates; the optimization of the operating configuration of milling throughput at the Fekola Gold Mine by Whittle Consulting including a revision of the mine scheduling, an evaluation of dynamic cut-off grades, stockpiling, blending, processing and logistics; Whittle Consulting analyzing various scenarios between 6.0 Mtpa and 7.5 Mtpa and identifying bottlenecks in order to maximize net present value; the timing and release of such study, and that such study is anticipated to include recommendations on fleet sizing, mill expansion and tailings placement strategies; the expansion project at the Masbate Gold Mine, and the timing and the effects thereof; feed through the new mill being expected before the end of January 2019 and such being approximately three months ahead of schedule; a higher-grade zone of the Otjikoto Pit being forecast to be processed in the third quarter of 2019; mine optimization studies at El Limon being expected to be completed in the first quarter of 2019; the mill at El Limon continuing to process 500,000 tonnes per annum; West Africa being the primary area of focus for exploration in 2019; B2Gold continuing to pursue grass roots exploration targets through acquisitions and joint ventures; a third party audit at the Gramalote property, the timing thereof and that final budgets, schedules and work plans for advancing Gramalote being developed once the Mineral Resource has been finalized and the updated project economics are available; B2Gold remaining focused on maximizing cash flows by continuing its impressive operational and financial performance from existing mines; B2Gold balancing its ongoing program of debt-reduction with pursuing expansion opportunities at existing operations; and B2Gold continuing with aggressive exploration and development programs to unlock the ultimate potential of its existing portfolio of properties. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and

developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the

Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources," "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a "mineral resource," "indicated mineral resource" or "inferred mineral resource" will ever be converted into a "reserve." In addition, this news release uses the terms "reserves" and "probable mineral reserves" which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.